UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January 2024

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On January 4, 2024, PolyPid Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) for a private placement financing, led by leading U.S. life sciences-focused investors and certain existing investors. Under the securities purchase agreement, the investors have agreed to purchase 3,371,312 of the Company’s ordinary shares, no par value per share at a purchase price of $4.81 per share (the “Ordinary Shares”) or pre-funded warrants in lieu thereof, and warrants to purchase up to 3,371,312 Ordinary Shares at an exercise price of $5.50 per share. The warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the positive recommendation by Data Safety Monitoring Board regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy.

The offering is expected to result in gross proceeds to the Company of $16.2 million. Exercise of the warrants in full would result in an additional $17.9 million in gross proceeds to the Company. The Company intends to use the net proceeds from the sale of the securities for its ongoing SHIELD II phase 3 clinical trial for the prevention of surgical site infections in patients undergoing abdominal colorectal surgery, working capital and general corporate purposes.

The closing of the offering is expected to occur on or about January 9, 2024, subject to the satisfaction of customary closing conditions.

The Company’s press release dated January 4, 2024 announcing the pricing of the private placement is attached hereto as Exhibit 99.1.

The Company also entered into a letter agreement with JMP Securities, A Citizens Company, as exclusive financial advisor and agent in the offering (the “Placement Agent”), dated October 25, 2023, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 6.5% of the gross proceeds received in the offering and reimburse certain accountable expenses up to $60,000. In connection with the closing of the offering, the Company will also grant the Placement Agent a right of first refusal to act as lead left book running agent or manager and/or exclusive investment banker in connection with certain transactions of the Company for a 12 month period following closing.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file within 30 days a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Ordinary Shares and the Ordinary Shares underlying warrants.

This Report on Form 6-K (the “Report”) shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the Securities Purchase Agreement, warrants and pre-funded warrants do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, letter agreement, warrants and pre-funded warrants, which are attached as Exhibits 99.2, 99.4, and 99.5, respectively, to this Report and are incorporated herein by reference.

This Report incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517 and File No. 333-271060), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by PolyPid Ltd. on January 4, 2024 titled “PolyPid Announces Private Placement for $16 Million in Gross Proceeds”.
99.2	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024.
99.3	Form of Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated January 4, 2024.
99.4	Form of Ordinary Share Purchase Warrant.
99.5	Form of Pre-Funded Ordinary Share Purchase Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: January 5, 2024	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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